SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                    UAL Corp.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    902549807
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                                 (CUSIP Number)

                              Kenneth J. Cooper
                       Pension Benefit Guaranty Corporation
                            Office of General Counsel
			   1200 K Street, N.W., Rm. 11509
                             Washington, D.C. 20005
                             (202) 326-4400 ext 3754
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                June 28, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 3 Pages)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      902549807           SCHEDULE 13D/A       PAGE 2 OF 3 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Pension Benefit Guaranty Corp., Tax ID No. 52-1042410
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            		00
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            District of Columbia
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                         7      SOLE VOTING POWER

                                0
                       ----------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
  OWNED BY            -----------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      -----------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                         	0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             		11,103,316
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            		11.3%
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    14      TYPE OF REPORTING PERSON*

            		0
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP NO.      902549807           SCHEDULE 13D/A       PAGE 3 OF 3 PAGES
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This Amendment No. 2 to the Schedule 13D filed by the Pension Benefit
Guaranty Corporation ("PBGC") on February 13, 2006 (the "Schedule 13D"), amends Item 5(a) of the Schedule 13D. All capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.


ITEM 5.		Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read as follows:

(a) PBGC owns of record or beneficially 11,103,316 shares of UAL common stock,which represents 11.3% of the 98,514,000 total outstanding shares of UAL common stock.

(b) On June 28, 2006, PBGC assigned investment and voting authority over its 11,103,316 shares of UAL common stock to J.P. Morgan Investment Management Inc., a wholly owned subsidiary of JPMorgan Chase & Co. PBGC retains the right to revoke this assignment, and, therefore, is a beneficial owner of the shares.




SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2006


                                          Pension Benefit Guaranty Corporation


                                           By: /s/ James Gerber
                                               ---------------------------
                                               Name:  James Gerber
                                               Title: Chief Financial Officer